Exhibit 16
February 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Ceptor Corporation under Item 4.01 of its Form 8-K dated February 7, 2007. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Ceptor Corporation contained therein.
Very truly yours,